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CERTIFICATE OF AMENDMENT OF
BY-LAWS OF
COWEN STANDBY TAX-EXEMPT RESERVE FUND, INC.

The undersigned, Faith Colish, hereby certifies as follows:

1. I am the Secretary of Cowen Standby Tax-Exempt Reserve Fund, Inc.
(the "Corporation"), a corporation organized under the Laws of the State of Maryland.

2. Effective December 15, 1992, the first sentence of ARTICLE III of the By-Laws of the Corporation was amended to read in its entirety as follows:


"The corporation shall have a Chairman, who shall be the Chief Executive Officer of the corporation, a President, who shall be the Chief Operating Officer of the corporation, a Secretary, and a Treasurer, all of whom shall be elected by the Board of Directors and may have such other officers, assistant officers and agents as the Board of Directors shall authorize from time to time."

IN WITNESS WHEREOF, I have executed this Certificate as of this 22nd day of January, 1993.

/s/ Faith Colish, Secretary